Filed Pursuant to Rule 253(g)(2)

File No. 024-12537

Offering Circular Supplemental No. 1

Gratus Capital Properties Fund III, LLC

(the “Company”)

Supplemental No. 1 Dated December 23, 2025

to the Offering Circular dated July 2, 2025

This document supplements, and should be read in conjunction with, the offering circular of Gratus Capital Properties Fund III, LLC (“we”, “our” or “us”), dated July 2, 2025, as filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Investment in Oakdale Flats

On July 10, 2025, the Company invested $1,887,271.75 in cash to acquire an interest in Enclave R&R Manager, LLC, a North Dakota limited liability company formed to participate in the development of a multifamily and townhome residential community located at 7701 3rd St N, Oakdale, Minnesota.

The project will be developed on approximately 9.10 acres and will include 262 apartment units and 112 rental townhomes. Construction began in Spring 2025 and is expected to be completed by Spring 2027. Through this investment, the Company indirectly owns approximately 4.9% of the overall project. In connection with the investment, the Company also paid a $17,795.39 guaranty fee to Enclave Development LLC. This fee was not part of the Company’s equity investment.

Investment in Maple Grove Industrial Property

On December 17, 2025, the Company invested $3,500,000 in cash to acquire membership interests in DECO Shakopee LLC, a Minnesota limited liability company formed to acquire and own an industrial property located at 9000 Forestview Lane and 9155 Cottonwood Lane, Maple Grove, Minnesota. The property consists of approximately 255,501 square feet of industrial space and is fully leased to two tenants, Malark Logistics and Avonix Imaging. The leases have a weighted average remaining term of approximately seven years and include annual rent escalations averaging approximately 3.5%.

DECO Shakopee LLC is acquiring this property for a purchase price of $24,515,029, including a non-recourse first mortgage for approximately $15,000,000 (approximately 59% loan-to-value), with a maturity date of January 1, 2031. It bears interest at a fixed rate of 5.72%, with the first two years interest-only, followed by amortization over a 30-year term for the remaining period.

Through this initial $3,500,000 investment, the Company has acquired approximately 34.0% of the interests in DECO Shakopee LLC. In connection with the investment, the Company also entered into a Unit Purchase Agreement with an existing member (which may be accessed here), pursuant to which the Company will make an additional $2,070,008 investment in DECO Shakopee LLC. As part of this Purchase Agreement, the Company has entered into a $2,070,008 promissory note with a maturity date of December 31, 2026, with a fixed 9% interest rate. After paying off this promissory note, the Company has committed to make an additional $1,000,000 capital contribution to DECO Shakopee LLC to fund a future roof replacement.

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Upon completion of the additional unit purchases and funding of the roof capital contribution (which the Company expects will completed with funds raised in this Offering), the Company will have invested approximately $6,570,008 (not including interest paid under the promissory note) and own approximately 52.2% of DECO Shakopee LLC.

Semi-Annual Report on Form 1-SA

The Securities and Exchange Commission, or SEC, allows us to incorporate by reference into the offering circular certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of the offering circular. We incorporate by reference all of the information contained in our Semi-Annual Report on Form 1-SA, which we filed with the SEC on September 26, 2025, a copy of which may be accessed here.

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